SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE13G

Under the Securities Exchange Act of 1934

(Amendment No. ____________ )*

Aerosonic Corporation
(Name of Issuer)

Common Stock, $.40 par value
(Title of Class of Securities)

008015307
(CUSIP Number)

May 5,2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X  Rule 13d-l(b)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


CUSIP No. 008015307   13G  Page 2 of 4

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

First Commercial Bank (IRS Identification Number:  63-0903880)

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) .....................
(b) ....................

3. SEC Use Only .........................................

4.  Citizenship or Place of Organization   Alabama

Number of Shares Beneficially by Owned by Each Reporting Person With:

5. Sole Voting Power            0

6. Shared Voting Power       0

7. Sole Dispositive Power     0

8. Shared Dispositive Power 1,096,572

9. Aggregate Amount Beneficially Owned by Each Reporting Person    1,096,572

10. Check if the Aggregate Amount in Row (9) Excludes
Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9)   28.0%

12. Type of Reporting Person (See Instructions)

 BK



CUSIP No. 008015307           13G             Page 3 of 4 pages

Item 1(a) Name of Issuer:

Aerosonic Corporation

Item 1(b) Address of Issuer's Principal Exective Offices:

1212 North Hercules Avenue
Clearwater, Florida 33765

Item 2 (a) Name of Persons Filing:

First Commercial Bank

Item 2 (b) Address of Principal Business Office:

800 Shades Creek Parkway
Binningham, Alabama 35209

Item 2 (c) Citizenship:

Alabama

Item 2 (d) Title of Class of Securities:

Common Stock

Item 2 (e) CUSIP Number:

008015307

Item 3 If this Statement is filed pursuant to Rules 13d-1(b), or 13d-2 (b) or (c), check whether the person filing is a:

(a) Not applicable

(b) Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) - (j) Not applicable.


Item 4 Ownership

(a) Amount beneficially owned: 1,096,572 shares of common stock.

(b) Percent of class: 28.0%.

(c) Number of shares as to which the person has:

      (i) Sole power to vote or to direct the vote   0

      (ii) Shared power to vote or to direct the vote  0

      (iii) Sole power to dispose or to direct the disposition of   0

      (iv) Shared power to dispose or to direct the disposition of 1,096,572.

CUSIP No. 008015307          13G           Page 4 of 4 pages

Item 5.
     Not applicable

Item 6.
     Not applicable

Item 7.
     Not applicable

Item 8.
     Not applicable

Item 9.
     Not applicable

Item 10 Certification

(a) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired an dare not held in connection with or as a participant in any transaction having that purpose or effect.

(b) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date 5/13/2004

First Commercial Bank

By:  /s/ Forest W. Whatley, Jr.
Forest W. Whatley, Jr.
Executive Vice President